

November 30, 2023

Chirs Wang
Chief Financial Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA 92807

> **Re: Phoenix Motor Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 27, 2023**
> **File No. 333-275758**

Dear Chirs Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Levine